* AB 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2011
Washington, DC 106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30851

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2010** (MM/DD/YY) AND ENDING **December 31, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AllianceBernstein Investments, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	New York	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew C. McGinnity **(914) 993-3288**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11018636

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

JD 3/14

OATH OR AFFIRMATION

I, Patrick E. Ryan, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of AllianceBernstein Investments, Inc. as of December 31, 2010 are true and correct. I further swear (or affirm), that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Vice President and CFO
Title

PATRICIA D'ANGELO
Notary Public, State of New York
No. 01DA6209280
Qualified in Westchester County
Commission Expires July 27, 2013

2/22/11
Notary Public

This report contains (check all applicable boxes):

(x) Facing Page
(x) An Oath or Affirmation
(x) Statement of Financial Condition
(x) Statement of Operations
(x) Statement of Changes in Stockholder's Equity
(x) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) Statement of Cash Flows
(x) Computation of Net Capital
( ) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
( ) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
( ) A Reconciliation, including appropriate explanation, of the computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3
( ) Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
( ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
( ) A copy of the SIPC Supplemental Report
( ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( ) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7
(x) Supplementary Report of Independent Auditors on Internal Control

AllianceBernstein Investments, Inc.

(an indirect wholly-owned subsidiary of AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2010

(With Independent Auditor's Report Thereon)

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of
AllianceBernstein Investments, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AllianceBernstein Investments, Inc. (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2010

(dollars in thousands)

ASSETS

Cash and cash equivalents	$	86,711
Segregated cash		25,285
Receivables:		
Brokers and dealers		115,810
Fees from AllianceBernstein Mutual Funds		17,978
Due from affiliates		93
Furniture and equipment, net of accumulated depreciation of $1,999		5
Deferred sales commissions, net		77,263
Prepaid expenses and other assets		2,114
Total assets	$	325,259

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payables:		
AllianceBernstein Mutual Funds	$	77,179
Brokers and dealers		90,013
Accounts payable and accrued expenses		20,462
Due to affiliates		5,345
		192,999
Subordinated notes payable to AllianceBernstein Corporation of Delaware		102,000
Commitments and contingencies *(See Note 4)*		
Stockholder's equity:		
Common stock, par value $.10 per share; 1,000 shares authorized, 100 shares issued and outstanding		-
Additional paid-in capital		16,505
Accumulated comprehensive income		13,755
Total stockholder's equity		30,260
Total liabilities and stockholder's equity	$	325,259

The accompanying notes are an integral part of this financial statement.

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to Statement of Financial Condition

1. Organization and Summary of Operations

AllianceBernstein Investments, Inc. ("AllianceBernstein Investments" or the "Company") is a wholly-owned subsidiary of AllianceBernstein Corporation of Delaware, which is a wholly-owned subsidiary of AllianceBernstein L.P. ("AllianceBernstein"). The Company serves as a distributor and/or underwriter for certain registered investment companies and other investment vehicles managed by AllianceBernstein ("AllianceBernstein Mutual Funds"). The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act").

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Tokyo Operations

Effective February 1, 2010, the Company's operations in Tokyo was sold to AllianceBernstein Luxembourg, a subsidiary of AllianceBernstein L.P. The sale proceeds were $303,914, comprised of $356,703 of fixed assets sold, $17,835 of other assets sold and $70,624 of liabilities assumed by the purchaser.

Subsequent Events

We evaluated subsequent events through February 24, 2011, the date the statement of financial condition was available to be issued.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, money market accounts, and highly liquid investments with original maturities of three months or less. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value. Cash equivalents at December 31, 2010 includes $86.7 million invested in two money market funds that are both registered under the Investment Company Act of 1940.

Segregated Cash

The Company maintains accounts at third party custodian banks for the exclusive benefit of customers ("Special Customer Accounts"). The Special Customer Accounts process the receipt and distribution of cash to various investment vehicles offered by the Company and, in some cases, the cash generated by the redemption of interests in these investment vehicles. As of December 31, 2010, $25.3 million of cash was segregated in these bank accounts.

Furniture and Equipment, Net

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the estimated useful lives of eight years for furniture and three to six years for equipment and software. As of December 31, 2010, the Company has no leasehold improvements as a result of the sale of the Company's operations in Tokyo.

Deferred Sales Commissions, Net

The Company pays commissions to financial intermediaries in connection with the sale of class "B" shares of open-end AllianceBernstein sponsored mutual funds sold without a front-end sales charge ("back-end load shares"). These commissions are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years for U.S. fund shares and four years for non-U.S. fund shares, the periods of time during which deferred sales commissions are generally recovered. The Company recovers these commissions from distribution services fees received from those funds and from contingent deferred sales commissions ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. Effective, January 31, 2009, Class "B" back-end load shares are no longer offered to new investors by our U.S. mutual funds.

The Company periodically reviews the deferred sales commission asset for impairment as events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value exceeds fair value, additional impairment tests are performed to measure the amount of the impairment loss, if any.

Loss Contingencies

With respect to all significant litigation matters, AllianceBernstein and the Company consider the likelihood of a negative outcome. If AllianceBernstein or the Company determines the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the litigation. If the likelihood of a negative outcome is reasonably possible and the Company is able to determine an estimate of the possible loss or range of loss, the Company discloses that fact together with the estimate of the possible loss or range of loss. However, it is difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages, or when the litigation is highly complex or broad in scope. In such cases, the Company discloses that it is unable to predict the outcome or estimate a possible loss or range of loss.

Mutual Fund Underwriting Activities

Receivables from brokers and dealers for sale of shares of AllianceBernstein Mutual Funds are generally realized within three business days from trade-date, in conjunction with the settlement of the related payables to AllianceBernstein Mutual Funds for share purchases.

Deferred Compensation Plans

Employees of the Company are eligible to participate in several AllianceBernstein unfunded, non-qualified deferred compensation plans under which annual awards to employees are generally made in the fourth quarter. For awards made before 2009, participants were permitted to allocate their awards: (i) among notional investments in AllianceBernstein Holding L.P. Units ("Holding Units"), certain of AllianceBernstein's investment services provided to clients, and a money market fund, (ii) restricted Holding Units or (iii) under certain circumstances, in options to buy Holding Units. Awards in 2010 and 2009 consisted solely of restricted Holding Units. AllianceBernstein typically makes investments in their services that were notionally elected by the participants and maintain them in a consolidated rabbi trust or separate custodial account. Awards generally vest over four years but can vest more quickly depending on the terms of the individual award, the age of the participant, or the terms of participant's employment, separation or retirement agreement. Upon vesting, awards are distributed to participants unless they have made a voluntary long-term election to defer receipt. Quarterly cash distributions on unvested Holding Units or restricted Holding Units for which a long-term deferral election has not been made are paid currently to participants. For awards made prior to December 2009, quarterly cash distributions on notional investments in Holding Units and income credited on notional investments in AllianceBernstein's investment services or the money market fund for which a long-term deferral election has been made are reinvested and distributed as elected by participants. For awards made in December 2010 and 2009, quarterly cash distributions on vested and unvested restricted Holding Units for which a long-term deferral election has been made are paid currently to participants.

In 1993, AllianceBernstein established the Century Club Plan, under which employees whose primary responsibilities are to assist in the distribution of company-sponsored mutual funds and who meet certain sales targets, are eligible to receive an award of restricted Holding Units. Awards vest ratably over three years and are amortized over the vesting period. The Company awarded 57,643 restricted Holding Units in 2010.

Foreign Currency Translation

Effective February 1, 2010, the Company's operations in Tokyo were sold to AllianceBernstein Luxembourg, a subsidiary of AllianceBernstein L.P. Assets and liabilities of the Company's Tokyo operation were translated into United States dollars ("US$") at exchange rates in effect at the date of sale. Net foreign currency gains and losses resulting from the translation of assets and liabilities of foreign operations into US$ were reported as a separate component of accumulated comprehensive income in the statement of changes in stockholder's equity. As a result of the sale, the foreign currency translation adjustment included in accumulated other comprehensive income was reclassified from stockholder's equity and recognized in income.

3. Income Taxes

The Company is included in the consolidated federal income tax return filed by AllianceBernstein Corporation of Delaware. The Company files separate state and local income tax returns. Federal, state and local income tax expense is computed on a separate company basis.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2010, the Company had a deferred tax asset primarily related to deferred compensation of $1.4 million included in other assets. Management has determined that realization of the deferred tax asset is more likely than not based on anticipated future taxable income.

The Company recognizes the effects of a tax position in the financial statements only if, as of the reporting date, it is "more likely than not" to be sustained based solely on its technical merits. In making this assessment, the Company assumes that the taxing authority will examine the tax position and have full knowledge of all relevant information.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2010	$	3,959
Additions for prior year tax positions		-
Additions for current year tax positions		-
Reductions for current year tax positions		-
Reductions related to settlements with tax authorities/closed years		(1,797)
Balance at December 31, 2010	$	2,162

The amount of unrecognized tax benefits as of December 31, 2010, when recognized, is recorded as a reduction to income tax expense and reduces the Company's effective tax rate.

The total amount of accrued interest recorded on the statement of financial condition was $459,000 as of December 31, 2010. There were no accrued penalties as of December 31, 2010.

The Company is generally no longer subject to U.S. federal, or state and local tax examinations by tax authorities for any year prior to 2006 except as noted below.

The Internal Revenue Service ("IRS") completed an examination of AllianceBernstein's subsidiaries' federal tax returns for 2005 and 2006. The IRS has not indicated whether they will examine AllianceBernstein's subsidiaries' federal tax returns for the years subsequent to 2006. In addition, an assessment has been received resulting from an examination of the Company's state tax return for the years 2001-2004. This matter is in the appeal stage, however, we do not believe an increase in the reserve is necessary.

Subject to the results of the examinations for the tax years 2001-2004, under our existing policy for determining whether a tax position is effectively settled for purposes of recognizing previously unrecognized tax benefits, there is the possibility that recognition of unrecognized tax benefits of approximately $1.3 million including accrued interest could occur over the next twelve months.

4. Commitments and Contingencies

Deferred Sales Commission Asset

Payments of sales commissions made by the Company to financial intermediaries in connection with the sale of back-end load shares under AllianceBernstein's mutual fund distribution system (the "System") are capitalized as deferred sales commissions ("deferred sales commission asset") and amortized over periods not exceeding five and one-half years for U.S. mutual fund shares and four years for non-U.S. mutual fund shares, the periods of time during which the deferred sales commission asset is expected to be recovered. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. The amount recorded for the net deferred sales commission asset was $77.3 million as of December 31, 2010.

Payments of sales commissions made by the Company to financial intermediaries in connection with the sale of back-end load shares under the System, net of CDSC received of $20.0 million, totaled approximately $34.6 million during 2010. Effective January 31, 2009, back-end load shares were no longer offered to new investors in U.S. mutual funds.

The Company periodically reviews the deferred sales commission asset for impairment as events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value exceeds fair value, additional impairment tests are performed to measure the amount of the impairment loss, if any.

The components of deferred sales commissions, net (excluding amounts related to fully amortized deferred sales commissions) for the year ended December 31, 2010 was as follows (in thousands):

Carrying amount of deferred sales commission	$ 626,213
Less: Accumulated amortization	(397,206)
Cumulative CDSC received	(151,744)
Deferred sales commission, net	$ 77,263

Estimated future amortization expense related to the December 31, 2010 net asset balance, assuming no additional CDSC is received in future periods, is as follows (in thousands):

2011	$ 34,783
2012	20,281
2013	14,949
2014	6,272
2015	844
2016	134
	$ 77,263

Legal Proceedings

AllianceBernstein, Holding and the Company are involved in various matters, including regulatory inquiries, administrative proceedings and litigation, some of which allege significant damages. While any inquiry, proceeding or litigation has the element of uncertainty, AllianceBernstein, Holding and the Company believe that the outcome of any one of the regulatory inquiries, administrative proceedings, lawsuits or claims that is pending or threatened, or all of them combined, will not have a material adverse effect on the Company's financial condition.

5. Related Party Transactions

Included in due to affiliates, as of December 31, 2010, are distribution payments owed to a subsidiary of AXA Financial aggregating $1.4 million. Also, AXA Advisors, LLC provides certain distribution and other services including but not limited to: access to dedicated relationship management, national meetings, branch offices, AXA Advisors sales desk and national/regional speaking opportunities pursuant to AXA Advisors' Financial Support Program. Due to affiliates includes $0.5 million relating to these services.

Employees of the Company, except those hired after October 2, 2000, are generally eligible to participate, under similar terms offered to employees of AllianceBernstein, in a qualified noncontributory defined benefit retirement plan maintained by AllianceBernstein. Benefits are based on years of credited service, average final base salary and primary Social Security benefits. Service and compensation after December 31, 2008 are not taken into account in determining participants' retirement benefits. In addition, employees of the Company are eligible to participate in a 401(k) plan maintained by AllianceBernstein. Employer contributions are discretionary and generally are limited to the maximum amount deductible for federal income tax purposes. Aggregate contributions to the 401(k) plan on behalf of the Company's employees for 2010 were $0.7 million.

Certain employees of the Company participate in unfunded, non-qualified deferred compensation plans maintained by AllianceBernstein. In 2010, there were 325,607 restricted Holding Units awarded to 74 employees of the Company with a fair value of $7.7 million. There were no options granted to Company employees in 2010 under the option program maintained by AllianceBernstein.

Included in due to affiliates is $0.5 million for taxes paid by the Parent on behalf of the Company.

The Company has loans outstanding payable to AllianceBernstein Corporation of Delaware aggregating $102.0 million at December 31, 2010 under various subordinated loan agreements. The agreements have been approved by the Financial Industry Regulatory Authority and the loans are treated as equity capital in computing net capital under the Securities and Exchange Act's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2010, all of the loans outstanding were to be charged interest at the variable broker dealer call rate, which at the time was 2.72%. The subordinated notes payable mature on March 31, 2013. Interest payable on such loans as of December 31, 2010 was $0.2 million.

6. Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three broad levels of fair value hierarchy are as follows:

- Level 1 – Quoted prices in active markets are available for identical assets or liabilities as of the reported date.
- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.
- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Assets Measured at Fair Value on a Recurring Basis

Effective January 1, 2010, we adopted ASU 2010-06, *Improving Disclosures about Fair Value Measurements*. This standard required additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and a higher level of disaggregation for the different types of financial instruments.

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2010 (in thousands):

	Level 1	Level 2	Level 3	Total
Money markets	$ 86,711	$ -	$ -	$ 86,711
Total assets measured at fair value	**$ 86,711**	**$ -**	**$ -**	**$ 86,711**

We invest excess cash in various money market funds that are valued based on quoted prices in active markets; as such, these are included in Level 1 of the valuation hierarchy.

Assets Measured at Fair Value on a Nonrecurring Basis

There were no impairments recognized for long-lived assets as of December 31, 2010.

7. Net Capital

The Company is subject to the minimum net capital requirements imposed under Rule 15c3-1 of the Exchange Act, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2010, the Company's ratio of aggregate indebtedness to net capital was 1.51 to 1 and the Company had net capital of $51.0 million, which was $45.9 million in excess of its required net capital of $5.1 million.

pwc

Report of Independent Accountants

To the Board of Directors and Stockholder of
AllianceBernstein Investments, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of AllianceBernstein Investments, Inc (the "Company") for the period from January 1, 2010 through December 31, 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Assessment payments:

    a. Compared the payments of $48,751 reported on SIPC-7 item 2B on page 1 with the respective cash disbursement records, check number 00322529, obtained from the Company.

    b. Payment of $46,600 reported on SIPC-7 item 2D to Accounts Payable VIP Number 11-177921 dated February 23, 2011, obtained from the Company.

2. Compared the Total Revenue amount of $208,584,224 reported on page 2 of the audited Form X-17A-5 for the year ended December 31, 2010, with the Total Revenue amount of $208,584,224 reported on SIPC-7 page 2, item 2a for the period from January 1, 2010 through December 31, 2010 and noted no difference except for a difference due to rounding.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions of $169,982,356 on SIPC-7 line 2c(1) "Revenues from the distribution of shares of a registered open end investment company or unit investment trusts, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products" to the line titled "Total Deductions" on the schedule titled "ABI SIPC Fee Calculation Detail" prepared by the Company, noting no difference.

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4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3:

   a. Calculations reflected in Form SIPC-7:

      i. Recalculated the mathematical accuracy of the amount in the line titled "Total Deductions" on page 2, line 2c of $170,444,000 noting no difference;

      ii. Recalculated the mathematical accuracy of the amount in the line titled "SIPC Net Operating Revenues" on page 2, line 2d of $38,140,224, noting no difference;

      iii. Recalculated the amount in the line titled "General Assessment @ .0025" on page 2, line 2e of $38,140,224, noting no difference; and

      iv. Recalculated the amount in the line titled "Assessment due (or overpayment)" on page 1, line 2d of $46,600, noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030851 FINRA DEC
ALLIANCEBERNSTEIN INVESTMENTS INC 9*9
ATTN: LARRY BERTAN
1345 AVENUE OF THE AMERICAS 17TH FL
NEW YORK NY 10105-0302

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 95,351
B. Less payment made with SIPC-6 filed (exclude interest) July 2010 Date Paid		(48,751)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		46,600
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 46,600
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 46,600	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alliance Bernstein Investments, Inc
(Name of Corporation, Partnership or other organization)

Patrick [signature]
(Authorized Signature)

VP & CFO
(Title)

Dated the 23rd day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 208,584,224
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	170,403,784
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	40,216
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	170,444,000
2d. SIPC Net Operating Revenues	$ 38,140,224
2e. General Assessment @ .0025	$ 95,351

(to page 1, line 2.A.)

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Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1) - Broker/Dealer

To the Board of Directors and Stockholder of
AllianceBernstein Investments, Inc.:

In planning and performing our audit of the financial statements of AllianceBernstein Investments, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and
3. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

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safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2011

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